14 March 2007

Michael Moran
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Diageo plc – Form 20-F for the year ended 30 June 2006,
Filed 25 September 2006 (File No. 001-10691)

Dear Mr. Moran:

Thank you for your letter dated 27 February 2007 setting forth comments relating to the Form 20-F for the fiscal year ended 30 June 2006 (the ‘2006 Form 20-F’) of Diageo plc (‘Diageo’ or the ‘company’), filed with the Commission on 25 September  2006.

Diageo’s responses to your comments are set forth below.  To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in italicised text, and have provided our responses immediately following each numbered comment.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.

The company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Operating and Financial Review, page 25

Operating costs, page 27

1.             Please tell us your basis for determining that the contributions to the Thalidomide Trust and accelerated depreciation are material and require separate disclosure.  In this regard, please indicate when the trust was established and why it was established.  If the accelerated depreciation relates to the closure of the Park Royal brewery in June 2005, please expand your disclosure accordingly.

Response:

The charges to the income statement in the year ended 30 June 2005 in respect of the Thalidomide Trust and accelerated depreciation in respect of the closure of the Park Royal brewery were regarded as material on the basis that their size and incidence was such that they were required to be separately disclosed to enable a reader to gain a proper understanding of the financial statements. IAS 1 paragraph 83 requires additional items to be presented on the face of the income statement ‘when such presentation is relevant to an understanding of the entity’s financial performance’ and paragraph 86 of that standard requires that when ‘items of income and expense are material, their nature and amount shall be disclosed separately’.

The Thalidomide Trust (the Trust) was established in 1973 as an independent entity in order to provide medical care and help for the children of women who took the thalidomide drug in the United Kingdom between 1958 and 1961 when the drug was withdrawn. During this period thalidomide was distributed by a subsidiary of United Distillers (UD) that was acquired by Guinness PLC (a predecessor company of Diageo) in 1986, UD having ceased its activities in the pharmaceutical business many years earlier. In a number of cases children whose mothers took thalidomide were born with severe disabilities. The Trust is, and has always been completely independent from UD and Diageo. In 2005, following campaigning from the Trust and some individuals affected by the drug, a full and final agreement was reached between Diageo, the thalidomide victims and the trustees of the Trust. A covenant agreement was reached for Diageo to make annual payments into the Trust linked to inflation until the year 2037 when the average age of thalidomide impaired individuals will be 75. The charge of £149 million represented the discounted value of such payments to the Trust. The agreement, which relates to events of more than 40 years ago, is unrelated to the current business of Diageo or any business that the group has been previously involved with and ceased prior to the date at which the group acquired the entity. Accordingly it was considered that separate identification of this item was important information in enabling a proper understanding of the financial performance of the company.

The charge of £29 million for accelerated depreciation of plant and machinery that followed the decision to terminate production at the Park Royal brewery, and the consequent shortening of the useful life of the brewery as a consequence of the closure decision. This warranted, in management’s judgment, separate disclosure as such significant closures by the group are uncommon. Park Royal was the only brewery owned by Diageo in the United Kingdom and had been in operation since the 1930s. The amount of the accelerated depreciation was considered sufficiently significant (14% of the company’s annual depreciation charge) that separate disclosure was considered necessary to enable a reader to gain a complete understanding of the financial statements. Paragraph 87 of IAS 1 refers to examples of circumstances that would give rise to separate disclosure of items of income and expense, including write-downs of plant and equipment to recoverable amount that is considered analogous to the accelerated depreciation of the Park Royal brewery.

In future filings the company will expand its disclosures where appropriate to indicate that the accelerated depreciation in the year ended 30 June 2005 is in respect of the closure of the Park Royal brewery.

Contractual obligations, page 49

2.             Please revise your disclosure in future filings to state whether interest is included in your long-term debt obligations.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  To the extent that the interest rates are variable, please provide appropriate disclosure with respect to your assumptions.  If you choose not to include these payments, a footnote to the table should clearly identify and quantify the excluded item and provide any additional information that is material to an understanding of your cash requirements.

Response:

As requested by the Staff the company will revise its contractual obligation disclosures in future filings to cover interest obligations and will state the assumptions on how the amounts have been calculated.

Corporate governance report, page 81

Filing assurance committee, page 86

3.             We note you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:

In future filings, Diageo will clarify, if true, that our relevant officers have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the company’s principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Consolidated income statement, page 97

4.             We note your three column presentation showing income statement line items before exceptional items, exceptional items, and a total for each line item after exceptional items.  Please tell us what consideration you gave to IAS 1 BC14-18 including, but not limited to, the requirement that no items are to be presented as arising from outside the entity’s ordinary activities.  Please advise or revise here, Historical information beginning on page 1, Note 10 Earnings per share on page 127, and elsewhere throughout your document as appropriate.

Response:

IAS 1 BC 14-18 discusses the elimination of the concept of extraordinary items from IAS 8.  Diageo has not classified any items as extraordinary in its financial statements during the two years ended 30 June 2006 and all of the results presented relate to ordinary activities

As with the term ‘extraordinary’, the term ‘exceptional’ is not defined under IFRS. However, the IASB’s Framework for the preparation and presentation of financial statements recognises that information about past performance is frequently used as a basis for predicting future performance and also that the predictive value of the income statement is enhanced if unusual, abnormal and infrequent items of income or expense are separately disclosed (paragraph 28) and this is reflected in the requirements of IAS1.  Paragraph 86 of IAS 1 to which BC18 refers that when items of income and expense are individually material, their nature and amount shall be disclosed separately. IAS 1 permits such exceptional items to be disclosed on the face of the income statement or in the notes to the financial statements. Diageo uses the term ‘exceptional items’, as explained in the accounting policies, to ensure that items requiring separate disclosure are dealt with and described consistently. Paragraph 83 of IAS 1 states that ‘Additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance’.  Paragraph 84 of IAS 1 states that ‘Because the effects of an entity’s various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance’ assists in an understanding of the financial performance achieved and in making projections of future results’.

Management considered a columnar presentation to be appropriate because it improves the clarity of the presentation due to the number and quantum of exceptional items in the comparative period. Each of the ‘Before exceptional items’ and ‘Total’ columns have been given equal prominence. In addition, it was not the company’s intention to suggest nor does it believe that it has the effect that the exceptional items have been presented in a way that implies they are extraordinary.

The AICPA International Practices Task Force also discussed the issue of the columnar approach in November 2003.  At this meeting, the Task Force indicated that if a UK company presents an income statement that segregates exceptional items from other costs, the company should provide a condensed income statement that complies with Article 10 of Regulation S-X for the applicable periods.  The company has provided such a presentation in the US GAAP note to its financial statements. These condensed income statements have been based on US GAAP amounts.

In preparing its interim statement under IFRS for the six months ended 31 December 2006 management has reassessed the presentation of the income statement in the context of the absence significant numbers of exceptional items in the current or comparative periods, and as a result the company has presented this as a single column. The current position as agreed with the Audit Committee of the company is that the company is not expecting to provide the former columnar presentation including the exceptional item column in its future filings. In accordance with the company’s accounting policy, however, items of income and expense meeting the definition of exceptional items will continue to be disclosed separately.

The company, however, will continue to disclose in the consolidated financial statements the measures of basic and diluted earnings per share (EPS) before exceptional items and, as a numerator for these measures, profit attributable to equity shareholders before exceptional items.

IAS 33.73 expressly permits the company to present an alternative measure of EPS using a reported component of the income statement, provided such amounts are calculated using the weighted average number of ordinary shares determined in accordance with IAS 33; basic and diluted amounts are disclosed with equal prominence and presented in the notes to the financial statements; the basis on which the numerator and denominator is determined (including whether amounts are before or after tax) is disclosed; and if the component of the income statement that is used is not reported as a line item in the income statement, a reconciliation between the component used and a line item that is reported in the income statement is provided. The company’s presentation of basic and diluted EPS before exceptional items meets all these requirements.

Note 8.  Taxation, page 125

5.             Please tell us what precipitated the agreement with fiscal authorities regarding the carrying values of certain brands and the terms of the agreement such that you received a tax credit of £315 million.  Tell us why the increase to deferred tax assets was allocated between prior period adjustments and the origination and reversal of temporary differences.

Response:

As a result of group reorganisations a number of the company’s brand businesses are owned in the Netherlands, where a tax deduction is obtained for the amortisation of the tax value. The amount of the valuation must be agreed with the Dutch fiscal authority. Deferred tax is recognised based on management’s expectation of the amount recoverable.

As part of group reorganisations prior to 2002, certain brand businesses were transferred from the United Kingdom to the Netherlands.  The company obtained a ruling from the Dutch fiscal authority at the time of the transfers that the value of the brands would be amortisable for tax purposes, however the quantum of the valuation was subject to agreement.  This agreement took several years due to the subjectivity and complexity of the calculation and was finally concluded in September 2005. In the company’s consolidated financial statements prior to reaching the agreement in September 2005, an estimate of the amortisable basis was made and this was the basis on which the deferred tax was calculated prior to 1 July 2005.  Following the agreement, an adjustment was made to the tax basis that was disclosed as an adjustment to taxation in respect of prior periods of £135 million.

A subsequent group reorganisation resulted in a further brand business being transferred from the United Kingdom to the Netherlands. This was completed in the six months ended 30 June 2006 and a separate ruling with the Dutch fiscal authority was obtained.   For this transaction the valuation has been agreed in principle up front. The creation of the deferred tax asset arising from this reorganisation was recognised in the origination and reversal of temporary differences and was disclosed as deferred tax on intra group transfers of £197 million.

An analysis of the exceptional credit for the year ended 30 June 2006 was as follows:

£ million
Adjustments in respect of prior periods	135
Changes in tax rates	(19)
Deferred tax on intra group transfers	197
Current tax	2
315

6.             Please advise us of the nature of potential tax exposures that you have provided for in the amount of £294 million and your basis for these provisions.

Response:

The company’s policy for tax provisions is that tax benefits of uncertain tax positions are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation.

The amount recognised as a provision is the best estimate of the tax payable in order to settle the obligation at the balance sheet date.

The process to determine the completeness and accuracy of the tax provisions involves a regular review of all open tax years to ascertain whether any new tax exposures have arisen for which a tax provision is needed and to adjust historic provisions for events arising in the year.

In respect of the provisions of £294 million for potential tax exposures the largest provision is in respect of a current transfer-pricing enquiry where management has determined the related tax benefits are sustainable, but where the actual amount of that deduction may need to be determined through negotiation with the taxing authority. The provision recognised is the best estimate of the tax payable in excess of that reported on the company’s tax return on a negotiated settlement. In addition there is provision for a potential withholding tax exposure arising from a reorganisation within the group, and a provision to reflect that certain proceeds related to a share sale could be recharacterised and become taxable. In both cases management has determined that the positions it has taken in the appropriate tax returns are not probable of being sustained under challenge and are therefore provided for. In total these three items constitute more than 90% of the total provision of £294 million.

Note 30.  Contingent liabilities and legal proceedings, page 154

7.             With respect to the Colombian and Alcohol advertising litigation, please disclose in future filings an estimate of the possible loss or range of loss or state that such an estimate cannot be made as provided for in SFAS 5 and IAS 37.

Response:

In future filings, with respect to the Colombian and Alcohol advertising litigation, Diageo will either disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made as provided for in the relevant accounting standards.

*              *              *

Please direct any questions or comments regarding the enclosed material to Richard Morrissey of Sullivan & Cromwell the company’s US securities legal counsel, at (212) 558-4000 (phone) or (212) 558-3588 (fax) who will arrange with the company an appropriate response.

Very truly yours,

/s/ N C Rose
N C Rose

cc:	Donna Di Silvio
(Securities and Exchange Commission)

Richard C. Morrissey
(Sullivan & Cromwell LLP)